KIRKLAND LAKE GOLD ANNOUNCES DETAILS OF FOURTH QUARTER AND FULL-YEAR 2018
CONFERENCE CALL AND WEBCAST

Toronto, Ontario – February 13, 2019, - Kirkland Lake Gold Ltd. ("Kirkland Lake Gold" or the "Company") (TSX:KL) (NYSE:KL) (ASX:KLA) today announced that the Company will release its financial and operating results for the fourth quarter and full-year 2018 after the market close on Thursday, February 21, 2019. The Company will then host a conference call to review the results the next morning (Friday, February 22, 2019) at 8:00 am ET. Those wishing to join the call can do so using the telephone numbers listed below. The call will also be webcast and available on the Company's website at www.klgold.com.

Date: Friday, February 22, 2019, 8:00 am ET
Conference ID: 9163418
Toll-free number: (833) 241-7254
International callers: (647) 689- 4218
Webcast url: https://event.on24.com/wcc/r/1898571/313FC38EDC1EABE00F58EEDDA463D01D

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a mid-tier gold producer operating in Canada and Australia that produced 723,477 ounces in 2018 and is on track to achieve significant production growth over the next three years, including target production of 740,000 – 800,000 ounces in 2019, 850,000 – 910,000 ounces in 2020 and 945,000 – 1,005,000 ounces in 2021. The production profile of the Company is anchored by two high-grade, low-cost operations, including the Macassa Mine located in Northern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.klgold.com.

FOR FURTHER INFORMATION PLEASE CONTACT

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Mark Utting, Vice President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com